Exhibit 99.1

PRESS RELEASE

Green Circle Decarbonize Technology Planned to Enter AI Data Center Cooling Market with Proprietary Ultra-Low Energy Liquid Cooling Solutions

Hong Kong, October 6, 2026, Green Circle Decarbonize Technology Limited (the “Company”) (NYSE: GCDT), a premier provider of customized energy-saving solutions, today announced its expansion into the artificial intelligence (“AI”) data center infrastructure market in the near future. The Company is launching next-generation, ultra-low energy liquid cooling systems designed for high-density AI computing sector.

As the expansion of global AI infrastructure increases the power demands and thermal management requirements, the traditional cooling methods are facing new efficiency challenges. In this regard, the Company has adapted its proprietary phase change materials (PCM-TES) and industrial machinery technologies to develop an optimized green liquid cooling solution. This technology is designed to help data centers improve power usage effectiveness and better manage operational energy costs.

The Company is currently in technical discussions and preliminary evaluations with industry participants and data center operators to conduct the research and development. Through these initiatives, the Company aimed to further advance sustainable technology in AI infrastructure, contributing to improved resource efficiency and cost reduction across the sector.

About Green Circle Decarbonize Technology Limited

Green Circle Decarbonize Technology Limited is a Cayman Islands holding company operating through its Hong Kong subsidiary, Boca International Limited. The Company is a provider of advanced energy saving solutions supported by proprietary phase change thermal energy storage materials and thermal engineering services.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Green Circle Decarbonize Technology Limited

Investor Relations Department

Email: dr.richardchan@gmail.com